SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 06, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly-held company
Corporate Taxpayer's ID (CNPJ/MF) No. 76.535.764/0001-43
Corporate Registry ID no. 53.3.0000622 -9

MATERIAL FACT
Brasil Telecom Clarifies CVM’s Inquiry

Pursuant to Official Letter CVM/SEP/GEA-2/No. 252-07, forwarded on July 5, 2007, regarding news disclosed on this date by the newspaper Valor Econômico (page B3) titled BrT está próxima de desfecho na disputa dos sócios (Brasil Telecom is close to upshot of partner controversy) and BrT e Oi teriam 15% da geração de caixa da América Latina (Brasil Telecom and Oi would have 15% of cash generation in Latin America) Brasil Telecom S.A. (“Company") explains the following:

(1) The Company is not conducting negotiations regarding the acquisition of shares of companies under its control chain.

(2) As previously disclosed to the market in the Notice of March 16, 2006, the Company is currently pursuing litigation with companies from the Telecom Italia Group (“Telecom Italia”). The Company talks with Telecom Italia about the eventual composition of these litigations, however no agreement regarding this issue has been reached. Should any decision be reached, the shareholders and the market in general will be promptly informed.

(3) In addition, the Company emphasizes that it did not enter into any merger, purchase or sale agreement, not even preliminarily, with Oi or any other related company.

(4) The Company inquired the companies Solpart Participações S.A., Techold Participações S.A., Invitel S.A. and Zain Participações S.A., and was provided with the following information by Techold Participações S.A.:

“TECHOLD PARTICIPAÇÕES S.A.
PUBLICLY-HELD COMPANY
Corporate Taxpayer's ID (CNPJ) no. 02.605.028/0001 -88
Corporate Registry ID (NIRE) no. 33.3.0026046 -3

NOTICE TO SHAREHOLDERS

TECHOLD PARTICIPAÇÕES S.A. (“Techold” or the “Company”), in view of the news articles published in the press on July 5, 2007 involving Brasil Telecom S.A.’s control chain, hereby informs the following to the market:

1.
The Company, its majority shareholders and Telecom Italia International N.V. have been using their best efforts and holding negotiations aimed at solving the litigations involving Brasil Telecom S.A. However, no agreement has been reached until today.

2.
On the other hand, we should inform that Techold is the owner of the right of first refusal in the acquisition of shares that Brasilco S.r.l. holds in the capital of Solpart Participações S.A. – the indirect parent company of Brasil Telecom S.A. – which ensures it the right to acquire these shares, should its sale be agreed between Brasilco S.r.l. and third parties, by any means.

3.
Regarding the restructuring process of the telecommunications sector, covered by the news article in question, the Company informs that it has not held any merger, purchase or sale talks or agreements, not even preliminarily, with Oi or any other company in the sector.

4.	The Company will inform the market as soon as it has concrete data about the issues herein.”

Brasília, Brazil, July 6, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.